

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Via E-mail
Lars Poulsen
Chief Executive Officer
Sealand Natural Resources Inc.
50 W. Liberty St. #880
Reno, NV 89501

Re: **Sealand Natural Resources Inc.**
         Form 8-K
         Filed January 10, 2014
         File No. 333-175590

Dear Mr. Poulsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 8-K Filed January 10, 2014

1.   We note that you included an exhibit letter from your accountant suggesting you file an 8-K to announce the previously issued financial statements as of August 31, 2013 should no longer be relied upon. We also note you disclosed that the Company concluded the same financial statements should not be relied upon. It is unclear form these disclosures who specifically concluded that the previously issued financial statements should not be relied upon. Please clarify for us in your response and amend the filing to conform to the requirements of either Item 4.02(a) or 4.02(b), as appropriate.

2.   We note from your disclosure the previously issued financial statements for the period ended August 31, 2013 should not be relied upon because the Company did not properly account for previously unrecognized receivables collected, general operating expenses incurred, and additional sales in your Denmark account. In your response and amended

filing please provide a clearer description of the facts underlying the conclusion to amend the financial statements, to the extent known. In this regard clarify what is meant by the "Denmark account" as well as quantify the impact of the errors on your financial position, results of operations and cash flows.

3. We note you filed a Form 10-Q for the quarter ended February 28, 2013 and a Form 10-K for the year ended May 31, 2013, which reflects the reverse merger. Please confirm to us the errors identified in the period ended August 31, 2013, did not also impact prior reporting periods.

4. We note you identified an error related to sales in the Denmark account. However, the management's discussion and analysis in the Form 10-Q for the quarter ended August 31, 2013 and Form 10-K for the year ended May 31, 2013, do not contain any discussions of foreign operations or cash held in foreign countries. In your response please quantify your sales generated in foreign countries and cash held in Denmark and any other country. If these amounts are material please include a discussion of these foreign operations in your next quarterly report.

5. In your amended filing please furnish a revised letter from your independent accountant that states whether he agrees with the statements made by you in the amended Item 4.02 and, if not, stating the respects in which he does not agree. See Item 4.02(c)(2) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have questions regarding these comments and related matters, please contact me at 202-551-3796 or Brian McAllister at 202-551-3341.

                              Sincerely,

                              /s/ Myra Moosariparambil

                              Myra Moosariparambil
                              Staff Accountant